Exhibit 21.1

Subsidiaries of the Registrant*

Jurisdiction
Cree Microwave, LLC	North Carolina
Cree Employee Services Corporation	North Carolina
CI Holdings, Limited	North Carolina
Cree Japan, Inc.	North Carolina
Cree Asia-Pacific, Inc.	North Carolina
Cree Asia-Pacific Limited	Hong Kong
Cree International GmbH	Switzerland
Cree Europe GmbH	Germany

*	As of June 26, 2005